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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

Commission File Number 0-50880

White Knight Resources Ltd.

(Translation of registrant’s name into English)

#922,510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule I2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.
(Registrant)

Date February 11, 2005	By	/s/ Megan Cameron-Jones
(Signature) *
Megan Cameron-Jones
Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

White Knight Resources Ltd.

Suite 922, 510 West Hastings Street

Vancouver, BC V6B 1L8

Tel: (604) 681-4462 Fax: (604) 681-0180

Website: www.whiteknightres.com

E-Mail: info@whiteknightres.com

NEWS RELEASE

2005 Gold Exploration Update - Nevada

Seven Properties to be Drilled This Year

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) February 8, 2005

White Knight Resources Ltd. (“White Knight”) announces that the 2005 exploration season promises to be extremely active over the length of Nevada’s Cortez Gold Trend. Numerous major and junior companies are currently letting drill contracts for the upcoming season. In addition, landholders in the area continue to experience a high level of interest on farm-in arrangements. The following is a synopsis of White Knight’s projected drilling exposure in Nevada for the 2005 season.

Gold Bar District, Cortez Trend

This district was a former 80,000 oz/year producer for Atlas Precious Metals Inc. White Knight holds 100% of seven properties in this district. The Company has hired Greg French, former mine and exploration geologist with Atlas, to evaluate the numerous targets generated by Atlas but left largely undrilled. Most of these targets are surface geochemical anomalies or surface mineralization. A number of highly prospective conceptual targets have also been generated. White Knight intends to drill 18,000 feet on two prospect areas.

Fye Canyon and Celt Projects, Cortez Trend

These properties are joint-ventured to Teck Cominco Ltd. which has a right to earn an initial 51% interest in each property. The exploration commitment for 2005 on each property is US$500,000. Drilling is expected to be in the 10,000 foot range on each property.

Indian Ranch Project, Cortez Trend

This property is joint-ventured with Placer Dome U.S. Inc. which has a right to earn an initial 60% interest in the property. Placer is currently awaiting an archeological audit on the property to allow them to drill on four high priority sites (2,000 feet in total). This was residual from their obligatory 2004 program. Placer’s 2005 contractual obligation is a minimum 5,000 feet of drilling to maintain the project in good standing.

Slaven Canyon Project, Cortez Trend

White Knight has recently secured a drill rig capable of testing the priority geological and geophysical targets on this 100% owned property. This will amount to approximately 15,000 feet in 7 to 8 drill holes. The property is permitted and ready to go pending weather and surface conditions.

New Pass Project, Austin-Lovelock Trend

New Pass is joint-ventured with Consolidated Odyssey Exploration Ltd. which has a right to earn an initial 50% interest. Odyssey’s contractual obligation is for a minimum US$250,000, with 2,000 feet of drilling recommended under the qualifying report.

Squaw Creek Project, Carlin Trend

Squaw Creek is joint-ventured with Consolidated Odyssey Exploration Ltd. which has a right to earn an initial 50% interest. Odyssey’s contractual obligation is a minimum US$250,000, with 6,500 feet of drilling recommended under the qualifying report.

The total anticipated drilling exposure 2005 for White Knight is expected to be approximately 65,000 feet on seven properties. White Knight’s exposure as the second largest landholder in the Cortez Trend, Nevada next to the Cortez Joint Venture (Placer/Rio Tinto), places the Company in a strong position to benefit from such an aggressive exploration campaign in 2005.

On behalf of the Board of Directors,

/s/ John M. Leask
John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.